Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Tele2 AB Subject Company: Com Hem Holding AB Commission File No.: 000-30918

Page url: https://info.tele2.com/en/
Headline: Home page

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Link to webcast - http://edge.media-server.com/m/p/duy3z48f
Link to presentation - https://info.tele2.com/en/wp-content/uploads/sites/2/2017/08/presentation-tele2-and-com-hem-merger-creating-a-leading-integrated-connectivity-provider.pdf

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The Deal
The transaction will strengthen and diversify the combined company’s Swedish operations, resulting in increased long-term cash flow resilience.
SEK 22.8 bn Combined Swedish net sales LTM
SEK 7.2 bn Combined Swedish EBITDA LTM
SEK 5.2 bn Combined Swedish operating cash flow LTM

[Embedded Video – The Deal] - https://player.vimeo.com/video/250394334?autoplay=1
Transcript

Participants
Allison Kirkby, CEO Tele2 Group
Anders Nilsson, CEO Com Hem

Length of video
1 minute 10 seconds

Allison Kirkby
Hi, the combination of Tele2 and Com Hem is a fantastic opportunity for two great companies to become even stronger together.

Anders Nilsson
Absolutely!

Allison Kirkby
I see five reasons for that. First and foremost, they are highly complementary businesses.

Anders Nilsson
Given that we now can offer both fixed line, mobile and video services across all our brands and to all our customers, we are going to be able to provide superior customer offerings in the future.

Allison Kirkby
So, we will be a much more diversified company in the future with more scale than we had as stand-alone companies.

Anders Nilsson
And as a consequence, we will both be able to realise cost synergies to the tune of [SEK] 450 million and revenue synergies to roughly the same amount of money over time.

Allison Kirkby
And those synergies, on top of the highly cash-generative nature of both businesses stand-alone will make this combined business a much more attractive financial profile for increasing shareholder remuneration going forward.

Anders Nilsson
Stronger together!

Allison Kirkby
Stronger together!

Page url: https://info.tele2.com/en/about-the-transaction/
Headline: About the Transaction

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Tele2 and Com Hem combining to create a leading integrated connectivity provider.
“We are delighted to have reached agreement to combine two great Nordic companies to create a leading integrated connectivity provider in the Swedish market. I take great pride in the outstanding returns Tele2 has delivered to its shareholders over the past years and the value we have delivered to our customers. I am excited for the future of the Combined Company which we are confident will create significant value for Swedish individuals, households, businesses and of course our investors.”
– Mike Parton, Chairman of the Board of Directors of Tele2
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“This transaction will strengthen and diversify the Combined Company’s Swedish operations while increasing the long-term cash flow resilience.
Enlarged Tele2 will be able to provide a wide range of complementary connectivity and digital services; a base that makes us well positioned to act as a customer champion in an increasingly integrated world.”
Allison Kirkby, CEO of Tele2
Over the last few years, Tele2 and Com Hem have undertaken a period of active strategic development and continued long-term investment in their networks with the goal of better positioning the respective companies for the future, while simultaneously generating substantial value creation for their respective shareholder bases.
The combination of Tele2 and Com Hem is a natural next step for both companies and will create a leading integrated connectivity provider in the Swedish telecommunications market by combining an award-winning mobile network with the fastest national fixed network and the widest range of content in the market. Therefore, Enlarged Tele2 will be well equipped to meet the evolving customer needs for seamless connectivity and digital services. Digitalization affects nearly every aspect of society and the Merger will further contribute to a better digital quality of life for Swedish individuals, households and businesses through a full range of complementary and ubiquitous high-quality connectivity and digital services.
Enlarged Tele2 will be the second largest mobile telephony and fixed broadband provider in Sweden and the market leader in digital TV with the ability to offer powerful customer solutions and capitalize on the increasing fixed and mobile data consumption underpinned by accelerated video demand. This will not only lead to improved customer experience and loyalty but also position the company for enhanced growth by meeting untapped customer demand for a full range of digital services and high-quality connectivity, no matter where or when the customer needs it.
This combination will strengthen and broaden the Swedish operations, for the Combined Company, vis-à-vis the two companies separately. This is in line with both Tele2’s purpose to fearlessly liberate people to live a more connected life as well as Com Hem’s overarching strategy of unleashing the power of Swedish homes and small businesses for the best possible digital quality of life.

Furthermore, the combination is expected to create significant value for all stakeholders with total annual opex, capex and revenue synergies estimated at around SEK 900 million to be achieved within five years, of which half are cost and capex synergies and the other half are revenue synergies. The transaction is expected to be free cash flow per share accretive for Tele2 from the first year after completion.
Enlarged Tele2 will have an attractive financial profile. The Merger will build strength through increased scale and product diversification, enabling a more diversified revenue base and resilient cash flow generation. The Combined Company is expected to have significant capacity to enhance revenue growth and to allow for attractive shareholder remuneration and returns.
The completion of the Merger is subject to, inter alia, approval by the shareholders of each of Tele2 and Com Hem at their respective Extraordinary General Meetings (each, an “EGM”), which are currently expected to be held in H2 2018 as well as approval from the relevant competition authorities.
Tele2’s and Com Hem’s largest shareholder, Kinnevik AB, holding 30.1 percent of the shares and 47.6 percent of the votes in Tele2 and 18.7 percent of the shares and votes in Com Hem, has undertaken to vote in favor of the Merger at the respective EGMs and not to sell any shares in Tele2 or Com Hem (or in the Enlarged Tele2) up until six months after completion of the Merger, subject to customary conditions. In addition, Kinnevik has committed to participate in the European Commission merger control procedure and is prepared to effect pro-competitive measures if required to complete the Merger.
Taking into consideration the time required for the regulatory approval process and the statutory period of notification for the known and unknown creditors, the Merger is expected to be completed during H2 2018.

Page url: https://info.tele2.com/en/about-tele2/
Headline: About Tele2

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Tele2 offers mobile services, fixed broadband and telephony, data network services, content services and global IoT solutions. Every day Tele2’s approximately 17 million customers across eight countries (1) enjoy a fast and wireless experience through award-winning networks.
Following a number of strategic actions including the acquisition of TDC Sweden, the divestment of the Austrian operations and the recently announced transaction in the Netherlands, Tele2 is now a clear leader and customer champion in the Baltic Sea region. As part of these strategic efforts, Sweden has become an increasingly important market for Tele2, with its position as a true Swedish customer champion in both the B2C and B2B segment.
Tele2 was founded in 1993, is headquartered in Stockholm and has been listed on the Nasdaq Stockholm since 1996. During the twelve months ended 30 September, 2017, Tele2’s net sales amounted to SEK 24.7 billion, adjusted EBITDA to SEK 6.3 billion and operating cash flow to SEK 4.3 billion (2).
1) Customer numbers and number of countries include Tele2 Netherlands
2) Relating to continuing operations

Page url: https://info.tele2.com/en/about-com-hem/
Headline: About Com Hem

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Com Hem offers broadband, TV, play and telephony services to Swedish households and companies. Com Hem’s powerful and future-proofed network with speeds up to 1 Gbit/s, covers almost 60% of the country’s households, making Com Hem an important driver of creating a digital Sweden. Com Hem brings to its customers the largest range of digital-TV channels and play services via set top boxes as well as on-the-go for tablets and smartphones.
Com Hem has significantly strengthened its position on the Swedish market through a consistent focus on improving customer satisfaction, substantial investments in infrastructure and services and a successful single dwelling unit (“SDU”) expansion program. This has been strongly boosted by the acquisition of Boxer in September 2016, with Com Hem becoming a true national operator.
Com Hem was founded in 1983 and has approximately 1,100 employees. Com Hem is headquartered in Stockholm and operates through four subsidiaries; Com Hem AB, Boxer TV-Access AB, Phonera Företag AB och iTUX Communication AB.
During the twelve months ended 30 September 2017, Com Hem reported net sales of SEK 7.1 billion, Underlying EBITDA of SEK 2.9 billion and operating cash flow of SEK 1.8 billion. Com Hem has been listed on the Nasdaq Stockholm since 2014.

Page url: https://info.tele2.com/en/key-dates/
Headline: Key Dates

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Indicative timeline.
10th January 2018
Merger plan is announced and made available to the companies’ stakeholders
H2 2018
The Swedish merger document and the US Form F-4 are made public, prior to the EGMs
H2 2018
EGMs in Tele2 and Com Hem
H2 2018
The Swedish Companies Registrations Office registers the merger (subject to approval by the relevant competition authorities)

Page url: https://info.tele2.com/en/tele2-shareholder/
Headline: What to do as a shareholder - Tele2 shareholder

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If you own shares in Tele2, regardless of class, you are not obliged to take any action. However, you will have the possibility to vote on the statutory merger in the Extra General Meeting.
If a 2/3 majority vote on both Tele2’s and Com Hem’s respective Extra General Meetings are reached, the existing Com Hem shareholders will receive a cash consideration and new B-shares issued in Tele2 and Com Hem will be merged into Tele2.
Extra General Meetings in Tele2 and Com Hem are expected to take place in H2 2018.

Page url: https://info.tele2.com/en/com-hem-shareholder/
Headline: What to do as a shareholder - Com Hem Shareholder

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If you own shares in Com Hem, and if the Extra General Meetings of Tele2 and Com Hem agree on a statutory merger (each with a 2/3 majority), each of your existing Com Hem shares will be replaced by 1.0374 B-shares in Tele2 plus SEK 37.02 in cash. The conversion from Com Hem to Tele2 shares will be done automatically so you do not have to take any action.
More information will be included in the merger document which is expected to be published in H2 2018 and when published can be found here [Linked to https://info.tele2.com/en/transaction-documents/].
As a Com Hem shareholder, you will of course have the possibility to vote on the statutory merger at the Extra General Meeting, which is expected to take place in H2 2018.

Page url: https://info.tele2.com/en/frequently-asked-questions/
Headline: Frequently asked questions

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Q1: Why is Tele2 merging with Com Hem?
The combination of Tele2 and Com Hem is a natural next step for both companies and will create a leading integrated connectivity provider in the Swedish telecommunications market by combining an award-winning mobile network with the fastest national fixed network and the widest range of content in the market. Therefore, Enlarged Tele2 will be well equipped to meet the evolving customer needs for seamless connectivity and digital services.
Q2: Why haven’t you attempted a merger before? What drives the current timing?
Tele2 is now coming closer to the end of the investment cycle in our investment markets. We are also making strong progress in consolidating our footprint around the Baltic Sea, having sold Russia, Norway and Austria in recent years, and with an exit option for Kazakhstan. We also recently announced an agreement to merge our operations with T-Mobile in the Dutch market. Furthermore, we are now done integrating Altel in Kazakhstan and well into the integration in TDC Sweden. Com Hem has significantly strengthened its position on the Swedish market through a consistent focus on improving customer satisfaction, substantial investments in infrastructure and services as well as through the acquisition of Boxer in September 2016. Thus, we think that the combination of Tele2 and Com Hem is a natural next step for both companies and will create a leading integrated connectivity provider in the Swedish telecommunications market which is well equipped to meet the evolving customer needs for seamless connectivity and digital services.
Q3: What economic compensation will Com Hem shareholders receive if the proposed statutory merger goes through?
Com Hem’s shareholders will receive as merger consideration SEK 37.02 in cash plus 1.0374x new B shares in Tele2 to be issued for each share in Com Hem. Hence, Com Hem’s shareholders will receive approximately 26.9 percent economic ownership in Tele2 and a total cash consideration of SEK 6.6 billion.
Q4: Will you keep all of your brand names – Com Hem, Tele2, Boxer and Comviq?
That is a business decision we have not yet taken. However, in the near term, it will be business as usual and all brands will continue to be present on the market.
Q5: With Kinnevik being on both sell and buy side, isn’t this just as an internal deal of Kinnevik rather than a merger between Tele2 and Com Hem?
This decision is driven by a strong strategic rationale and decisions made by Tele2’s management team together with the Board. Kinnevik dependant Board members in Tele2 have not participated in decisions or discussions regarding the transaction.
Q6: When will the statutory merger take place?
Com Hem will be dissolved and its assets and liabilities will be transferred to Tele2 when the Swedish Companies Registration Office registers the merger. This is expected to occur during the second half of 2018. The companies will announce the date on which the Swedish Companies Registration office is expected to register the merger at a later stage.

Q7: Will the transaction require regulatory approval?
Yes, the transaction meets the turnover thresholds of the European Merger Regulation, and hence will be assessed by the European Commission.

IMPORTANT INFORMATION
The information included on this transaction website is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Tele2 or Com Hem. Tele2 intends to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction. Tele2 and Com Hem expect to mail a merger document, which is part of the registration statement on Form F-4, to security holders of Com Hem in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 and Com Hem plan to file with the SEC or send to security holders of Com Hem in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE MERGER DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the merger document becomes available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88, or from Com Hem, by directing a request to Ms. Petra von Rohr, Director of IR and Corporate Communications, e-mail: petra.vonrohr@comhem.com, phone: +46 734 39 06 54.
In addition to the registration statement and merger document, Tele2 and Com Hem file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by Tele2 or Com Hem at: http://www.tele2.com/investors/ and http://www.comhemgroup.se/en/investors/, respectively.
FORWARD LOOKING STATEMENTS
The information on this transaction website may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although managements of each respective company believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and neither Tele2 nor Com Hem undertakes any obligation to update these forward-looking statements. Past performance of Tele2 and Com Hem does not guarantee or predict future performance of the combined company. Moreover, Tele2, Com Hem and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Merger will be completed in the manner and timeframe described in this transaction website, or at all.
NO SOLICITATION
This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.